Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Successor						Predecessor
	Year Ended December 31,				Combined January 1 through December 31,	Period from December 1 through December 31,	Period from January 1 through November 30,
	2013	2012	2011	2010	2009	2009	2009
Earnings
Loss before Income Taxes	$(49)	$(47)	$(70)	$58	$9,758	$10	$9,748
Fixed Charges	854	914	970	885	1,384	69	1,315
Total Earnings	$805	$867	$900	$943	$11,142	$79	$11,063

Fixed Charges
Interest Expense	$824	$883	$926	$853	$1,067	$68	$999
Interest Expense included within Reorganization Items, Net	—	—	—	—	289	—	289
Amortization of Debt Costs	22	24	37	24	21	—	21
Interest Element of Rentals	8	7	7	8	7	1	6
Total Fixed Charges	$854	$914	$970	$885	$1,384	$69	$1,315

Ratio of Earnings to Fixed Charges (1)	—	—	—	1.07	8.05	1.14	8.41

(1)
Earnings for the years ended December 31, 2013, 2012 and 2011 were insufficient to cover fixed charges by $49 million, $47 million, and $70 million, respectively. As a result of such deficiencies, the ratios are not presented above.